Lost Creek Update

LITTLETON, Colo., Dec. 4, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") provides the following update regarding construction activities at its Lost Creek Project and the petition for review filed recently in U.S. District Court (see Ur-Energy News Release dated November 13, 2012).

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Ur-Energy President and CEO Wayne Heili commented, "The Company has now taken steps to directly protect its interests in the Lost Creek Project." The Company has filed the legal papers necessary to seek to become a party to the petition for review, which seeks judicial review of the Bureau of Land Management (BLM) Record of Decision (ROD) on the Lost Creek Project. The Company's papers also ask the Court to allow the Company to file a brief in opposition to a motion for preliminary injunction which has been filed by the petitioner. The State of Wyoming has filed similar pleadings requesting that it also be permitted to be heard in the case. The Company currently anticipates that the motion for preliminary injunction will be heard by the Court before the end of the year.

There is a second, separate, request for administrative review of the BLM ROD which was made to the State Director of the BLM last month. Recently, the State Director accepted the request for review, while denying the related request to stay construction at the Lost Creek Project.

Construction activities continue at the Lost Creek Project: the east and west access roads are complete. The first and second disposal wells are installed, with subsurface completion activities scheduled this month, and the pad is constructed for the third disposal well. Construction of utilities is also advanced with the powerline to the processing plant complete and the main pipeline connecting the first mine unit to the plant ready to be installed. The plant pad is graded and the installation of cement pylons is complete. A significant portion of tankage and pumping equipment has been received at the site and will be set after the plant floor is poured and cured. Wellfield construction is also progressing as planned with initial drilling of more than 200 holes.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Wayne Heili, President and CEO
307-265-2373
866-981-4588
wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and outcome of the challenge to the BLM Record of Decision, including the outcome of petitioner's motion seeking a preliminary injunction; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.